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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

AROTECH CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-23336	95-4302784
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

1229 Oak Valley Drive, Ann Arbor, Michigan	48108
(Address of principal executive offices)	(Zip Code)

Yaakov Har-Oz: 011-972-54-646-4808
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018 .

SEC 0697 (1-14)

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Section 1 –     Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
A copy of Arotech Corporation’s Conflict Minerals Report for the year ended December 31, 2018 is provided as Exhibit 1.01 hereto, and is publicly available on Arotech’s website at http://content.stockpr.com/arotech/media/33ce733910430264bae8e2221ae212a2.pdf.
Item 1.02    Exhibit
Section 2 –     Exhibits
Item 2.01    Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AROTECH CORPORATION
(Registrant)
/s/ Yaakov Har-Oz
Name:	Yaakov Har-Oz
Title:	Senior Vice President and General Counsel

Dated:    May 31, 2019